SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No. )*


                          The Associated Group, Inc.
                   -----------------------------------------
                              (Name of Issuer)


                             Common Stock, Class A
                                $0.10 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                          045651 10 6 (Class A)
                   -----------------------------------------
                               (CUSIP Number)


                                 July 26, 1999
                   -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 045651 10 6 (Class A)


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Management, L.L.C.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [  ]
                                                    (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            955,700 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            955,700 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      955,700 Shares


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO/IA

                                  CUSIP No. 045651 10 6 (Class A)


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     OZ Master Fund, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [  ]
                                                    (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            955,700 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            955,700 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      955,700 Shares


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

                                  CUSIP No. 045651 10 6 (Class A)


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Lexington (IMA), Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [  ]
                                                    (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            955,700 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            955,700 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      955,700 Shares


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

                                  CUSIP No. 045651 10 6 (Class A)


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     ZAM Arbitrage, L.P.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) [  ]
                                                    (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares

      6     SHARED VOTING POWER

            955,700 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            955,700 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      955,700 Shares


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      5.1%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN

      This Statement on Schedule 13G relates to shares of Class A Common Stock of the Company ("Shares") held for the accounts of OZ Master Fund, Lexington (IMA), Ltd. and ZAM Arbitrage, L.P. OZ Management serves as principal investment manager to OZ Master Fund and Lexington (IMA), Ltd. and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of OZ Master Fund and Lexington
(IMA), Ltd. OZ Advisors, L.L.C. is the general partner of ZAM Arbitrage, L.P., and as such may be deemed to control the Shares owned by such entity. Mr. Daniel S. Och is the managing member of OZ Management, and the senior managing member of OZ Advisors, L.L.C., the general partner of ZAM Arbitrage, L.P. As such, he may be deemed to control such entities and therefore, indirectly, the Shares reported hereby. Because the Reporting Persons are affiliated entities, they are filing as members of a "group" with respect to their ownership of the Shares. The Reporting Persons expressly disclaim membership in a group for any purpose other than the joint filing of this Statement.



      Item 1(a)  Name of issuer:  The Associated Group, Inc., a
Delaware corporation (the "Company").

      Item 1(b)  Address of issuer's principal executive offices:
200 Gateway Towers, Pittsburgh, Pennsylvania 15222.


      Item 2(a)  Name of person filing:

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i) OZ Management, L.L.C., a Delaware limited liability company ("OZ Management").

      ii) OZ Master Fund, Ltd., a Cayman Islands exempted limited company ("OZ Master Fund").

      iii) Lexington (IMA), Ltd., a Cayman Islands exempt limited company ("Lexington").

      iv)   ZAM Arbitrage, L.P., a Delaware limited partnership
("ZAM Arbitrage").


      2(b) Address or principal business office or, if none, residence:

      The address of the principal business office of OZ
Management is 153 East 53rd Street, 44th Floor, New York, New
York 10022.


      The address of the principal business office of OZ Master
Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896,
Harbour Centre, Second Floor, North Church Street, George Town,
Grand Cayman, Cayman Islands, B.W.I.

      The address of the principal business office of Lexington is 153 East 53rd Street, 44th Floor, New York, New York 10022.

      The address of the principal business office of ZAM
Arbitrage is 153 East 53rd Street, 43rd Floor, New York, New York
10022.


      2(c)  Citizenship:

      i) OZ Management, L.L.C. is a Delaware limited liability company.

      ii) OZ Master Fund, Ltd. is a Cayman Islands exempted limited company.

      iii) Lexington (IMA), Ltd. is a Cayman Islands exempted limited company.

      iv) ZAM Arbitrage, L.P. is a Delaware limited partnership.


      2(d)  Title of class of securities: Class A Common Stock

      2(e)  CUSIP No.:   045651 10 6 (Class A)


      Item 3.  If this statement is filed pursuant to Rule
13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

      (b) [ ] Bank as defined in section 3(a)(6) of the Exchange
Act.

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under section 8 of the Investment Company Act.

      (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E).

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
Company Act.

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]


      Item 4.  Ownership

      Because the Reporting Persons are affiliated through common control, the Reporting Persons may be considered to constitute a "group", and their ownership of Shares as reported on the cover pages hereto reflects such deemed common ownership, based on the number of shares of the Company's Class A Common Stock outstanding on the reporting date (as indicated in the Company's most recent quarterly report on Form 10-Q).

      Of such aggregate amount, OZ Master Fund is the record owner of 663,250 Shares, ZAM Arbitrage is the record owner of 285,450 Shares and Lexington (IMA), Ltd. is the record owner of 7,000 Shares. OZ Management acts as investment manager to OZ Master Fund and Lexington (IMA), Ltd., and accordingly has shared voting and dispositive authority over the Shares owned of record by OZ Master Fund and Lexington (IMA), Ltd.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:      [ ]


      Item 6.  Ownership of More than 5 Percent on Behalf of
Another Person.

      Not applicable.


      Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company.

      Not applicable.


      Item 8. Identification and Classification of Members of the Group.

      Not applicable.


      Item 9.  Notice of Dissolution of Group.

      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 5, 1999.



OZ MANAGEMENT, L.L.C.


By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
----------------------------------
Name:   Daniel S. Och
Title:  Managing Member



LEXINGTON (IMA), LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager


By:  /s/ Daniel S. Och
-----------------------------------
Name:  Daniel S. Och
Title: Managing Member




ZAM ARBITRAGE, L.P.
By:  OZ ADVISORS, L.L.C.
     as General Partner
  By:  OCH-ZIFF ASSOCIATES, L.L.C.
       as Managing Member


By:  /s/ Daniel S. Och
-----------------------------------
Name:    Daniel S. Och
Title:   Senior Managing Member